Exhibit 99.1

9 October 2025

MAC Copper Limited Announces Court sanctions scheme with Harmony

ST. HELIER, Jersey – (BUSINESS WIRE) – MAC Copper Limited ARBN 671 963 198 (NYSE:MTAL; ASX:MAC)

MAC Copper Limited (NYSE:MTAL, ASX:MAC) (“MAC” or the “Company”) is pleased to announce that the Royal Court of Jersey (the “Court”) has today made orders sanctioning the proposed acquisition of 100% of the issued share capital in MAC by Harmony Gold (Australia) Pty Ltd (a wholly owned subsidiary of Harmony Gold Mining Company Limited (JSE:HAR, NYSE:HMY)) (“Harmony”) by way of a Jersey law scheme of arrangement pursuant to Article 125 of the Companies (Jersey) Law 1991 (as amended) (“Scheme”).

Capitalised terms used in this announcement have the meaning given to them in the Scheme Circular, a copy of which is attached to MAC’s announcement released on 31 July 2025.

Lodgement of Court orders and suspension of trading

MAC intends to lodge a copy of the Court’s orders with the Jersey Registrar of Companies tomorrow, 10 October 2025, at which time the Scheme will become legally effective. If this occurs, MAC CDIs will be suspended from trading on the ASX and MAC Shares will cease trading on the NYSE with effect from close of trading on the respective exchange on 10 October 2025.

Indicative Scheme timetable

The remaining key dates expected for the Scheme are set out below.

Event	Date and time (Jersey time)
Effective Date	10 October 2025
Last day of dealings in MAC CDIs on the ASX[1]	10 October 2025 (close of trading on the ASX)
Last day of dealings in MAC Shares on the NYSE[2]	10 October 2025 (close of trading on the NYSE)
Suspension of quotation of MAC CDIs on the ASX	13 October 2025 (before trading opens on the ASX)
Initiate delisting of MAC Shares from the NYSE[3]	14 October 2025 (before trading opens on the NYSE)
Scheme Record Time	5:00 pm (New York time) on 17 October 2025 for Scheme Shareholders 7:00 pm (Sydney time) on 17 October 2025 for MAC CDI Holders
Complete delisting of MAC Shares from the NYSE	24 October 2025
Implementation Date	24 October 2025
Consideration payment date to DTC for further payment by DTC participants to beneficial owners holding MAC Shares within DTC	27 October 2025
Consideration payment date for MAC Shares held outside DTC	31 October 2025
Consideration payment date for MAC CDIs	31 October 2025
Delisting of MAC from the ASX	3 November 2025

1 MAC CDI Holders may sell their MAC CDIs on the ASX until ASX market close on October 10, 2025 (at which point the ASX is expected to halt and suspend trading in MAC CDIs before start of trade on ASX on October 13, 2025).

2 Shareholders may sell their MAC Shares on the NYSE until NYSE market close on October 10, 2025 (at which point the NYSE is expected to halt and cease trading in MAC Shares).

3 NYSE files a Delisting Application (Form 25-NSE) with the SEC.

Further information

If, after reading the Scheme Circular, you have any questions about the payment of the Scheme Consideration, please contact MAC’s Share Registry or CDI Registry (as applicable), at:

If you are a MAC Shareholder Call toll-free in US: +1 (800) 662-5200 Outside of US: +1 (203) 658-9400	If you are a MAC CDI Holder Within Australia: 1300 229 418 Outside Australia: +61 2 9066 4059

– Ends –

This announcement has been authorised for release by Mick McMullen, CEO and Director.

Contacts

Mick McMullen Chief Executive Officer & Director MAC Copper Limited investors@metalsacqcorp.com	Morné Engelbrecht Chief Financial Officer MAC Copper Limited

About MAC Copper Limited

MAC Copper Limited (NYSE:MTAL; ASX:MAC) is a company focused on operating and acquiring metals and mining businesses in high quality, stable jurisdictions that are critical in the electrification and decarbonization of the global economy.